                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated October 30, 2003
                         Commission file number 0-21080

             _____________________________________________________


                                  ENBRIDGE INC.
             (Exact name of Registrant as specified in its charter)

           CANADA                                          NONE
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

                          3000, 425 -- 1st STREET S.W.
                        CALGARY, ALBERTA, CANADA T2P 3L8
            (Address of principal executive offices and postal code)

                                 (403) 231-3900
               (Registrants telephone number, including area code)

             _____________________________________________________


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      _______                         Form 40-F    ___ x ___

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes            _______                         No           ___ x ___

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

o Press Release dated October 30, 2003.

o Interim Report to Shareholders for the nine months ended September 30, 2003.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      ENBRIDGE INC.
                                                      (Registrant)


Date: October 30, 2003                            By:  /s/ "Blaine G. Melnyk"
                                                       -------------------------
                                                       Blaine G. Melnyk
                                                       Corporate Secretary &
                                                       Associate General Counsel

                                                                 [ENBRIDGE LOGO]

NEWS RELEASE


ENBRIDGE REPORTS EARNINGS OF $639.9 MILLION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

CALGARY, ALBERTA, OCTOBER 30, 2003 -- Enbridge Inc. today announced earnings applicable to common shareholders of $639.9 million for the nine months ended September 30, 2003, or $3.87 per share, compared with $542.5 million, or $3.42 per share, for the same period in 2002.

Earnings for the three months ended September 30, 2003 are $90.7 million, or $0.54 per share, compared with a loss of $3.9 million, or $0.03 per share, for the same period in 2002.

The 2003 results include a $169.1 million gain on the transfer of assets to Enbridge Income Fund (EIF), whereas the prior year reflected a $240.0 million gain on the sale of the retail services business, both after-tax and recorded in the respective second quarters. The third quarter of 2002 included a $76.3 million writedown of the Enbridge Midcoast Energy assets. Excluding these gains and the writedown, earnings have improved significantly from the prior year. This is primarily a result of higher natural gas volumes on the gas distribution system due to colder than normal weather, higher earnings from additional interests in the Alliance Pipeline and higher earnings on the Enbridge crude oil system following the Terrace expansion.

Enbridge President & Chief Executive Officer Patrick D. Daniel noted, "The third quarter again highlights Enbridge's ability to generate consistent and sustained earnings growth from its low risk infrastructure asset base. Earnings per share for the nine months, after excluding significant non-recurring factors, are higher by approximately 8% on a year over year basis. Looking forward, robust continental energy demand fundamentals and increasing energy supply from Canada will support continued growth. Enbridge is positioned to benefit from these fundamentals and has a significant inventory of new projects that are in various stages of development."

On October 30, 2003, the Enbridge Board of Directors declared quarterly dividends of $0.415 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on December 1, 2003 to shareholders of record on November 14, 2003.

The Company has previously provided guidance for full year 2003 earnings per common share of $2.80 - $2.90, excluding significant non-recurring factors. The Company expects full year 2003 earnings per common share in the lower half of that range.

CONSOLIDATED EARNINGS/(LOSS)

                                      Three months ended             Nine months ended
(millions of Canadian dollars)          September 30,                  September 30,
-----------------------------       ---------------------          ----------------------
                                     2003            2002          2003              2002
                                    -----           -----          -----            -----
Energy Transportation North          78.4            61.7          395.4            182.9
Energy Transportation South           7.1           (60.2)          31.8            (38.6)
Gas Distribution and Services         6.3            (1.9)         209.2            137.3
International                        17.9            16.4           52.1             50.4
Corporate                           (19.0)          (19.9)         (48.6)           (31.8)
                                    -----           -----          -----            -----
                                     90.7            (3.9)         639.9            300.2
Discontinued Operations                 -               -              -            242.3
                                    -----           -----          -----            -----
                                     90.7            (3.9)         639.9            542.5
                                    =====           =====          =====            =====


Significant non-recurring factors and variances affecting consolidated earnings are as follows:
o Energy Transportation North includes a $169.1 million after-tax gain on the sale of assets to Enbridge Income Fund (EIF) recorded in the second quarter of 2003.
o Energy Transportation South included a $76.3 million after-tax writedown of the Enbridge Midcoast Energy assets recorded in the third quarter of 2002.
o Energy Transportation South includes a $9.2 million dilution gain on an Enbridge Energy Partners, L.P. (EEP) unit issuance in the second quarter of 2003, whereas the prior year included a $6.1 million dilution gain in the first quarter.
o Gas Distribution and Services includes the positive effect of colder than normal weather of $44.2 million in 2003, including $2.5 million in the third quarter. In the nine months ended September 30, 2002, warm weather negatively affected earnings by $29.4 million; however, during the third quarter weather was colder, which increased earnings by $10.0 million. The positive weather effect in 2003 is partially offset by a $7.1 million regulatory disallowance related to a prior year and recorded in the first quarter of 2003.
o Corporate included a $17.8 after-tax million gain on a sale of marketable securities recorded in the first quarter of 2002.
o The second quarter of each year includes the effect of the Alberta 0.5% tax rate reductions. The 2003 results also include the effect of a higher federal future tax rate since federal surtax will apply when large corporations tax is eliminated. These tax rate changes result in a $7.1 million net charge to earnings in the second quarter of 2003 compared with a net recovery of $1.4 million in the comparable period of the prior year.
o Discontinued operations included a $240.0 million after-tax gain on the sale of the retail energy services business in 2002.

Operating factors that enhance earnings in 2003 include the additional ownership interest in Alliance, Terrace Phase III, which was placed into service April 1, 2003, improved results from gas service activities and higher earnings from EEP and CLH of

Spain. These positive factors are partially offset by the absence of earnings from Enbridge Midcoast Energy, sold to an affiliate of Enbridge in October 2002, and an increased loss from Aux Sable.

--------------------------------------------------------------------------------
ENERGY TRANSPORTATION NORTH
--------------------------------------------------------------------------------

                                                    Three months ended                 Nine months ended
(millions of Canadian dollars)                         September 30,                      September 30,
------------------------------                   -----------------------             -----------------------
                                                  2003              2002              2003              2002
                                                 -----             -----             -----             -----
Enbridge System                                   43.2              33.9             113.5             102.2
Athabasca System                                  12.1              11.1              35.2              30.6
NW System                                          2.1               2.7               6.2               7.1
Saskatchewan System                                  -               1.6               3.1               4.9
Alliance Pipeline (US)                             9.3               4.5              27.0              13.8
Alliance Pipeline (Canada)                           -               4.7              19.6              15.2
Vector Pipeline                                    1.7               2.6               6.0               5.0
Enbridge Income Fund                               7.5                 -               7.5                 -
Other                                              2.5               0.6               8.2               4.1
                                                  ----              ----             -----             -----
                                                  78.4              61.7             226.3             182.9
Gain on sale of assets to Enbridge Income Fund       -                 -             169.1                 -
                                                  ----              ----             -----             -----
                                                  78.4              61.7             395.4             182.9
                                                  ====              ====             =====             =====

o Enbridge System earnings include incremental earnings from Terrace as Phase III was placed into service on April 1, 2003. To a lesser degree, the timing of operating and maintenance expenses also favourably impacted earnings in the third quarter of 2003.
o Higher earnings from the Athabasca System are primarily the result of the completion of additional facilities and tankage.
o Alliance Pipeline (US) earnings reflect the additional ownership interests of 15.7% acquired in the fourth quarter of 2002, 1.1% in March 2003 and 11.8% in April 2003, of which 1.1% is expected to close in the fourth quarter of 2003.
o Vector earnings reflect increased volumes due to both colder than normal weather in eastern Canada and higher storage injections. This is offset in part by the cumulative effect of a change in depreciable life from 20 to 25 years in accordance with FERC guidelines which was recorded in the third quarter of 2002.
o EIF commenced operations July 1, 2003 and the earnings from this investment more than offset the 2002 third quarter earnings from the Saskatchewan System and Alliance Pipeline (Canada), which are now included in EIF. However, the interest in Alliance Pipeline (Canada) was only 21.4% in 2002 and had increased to 50% prior to the disposition to EIF.

--------------------------------------------------------------------------------
ENERGY TRANSPORTATION SOUTH
--------------------------------------------------------------------------------

                                                   Three months ended               Nine months ended
(millions of Canadian dollars)                       September 30,                    September 30,
------------------------------                   ---------------------            ---------------------
                                                  2003            2002             2003            2002
                                                 -----           -----            -----           -----
Enbridge Energy Partners                           6.0             4.5             19.7            13.3
Feeder Pipelines and Other                         1.1             2.7              2.9             7.1
Enbridge Midcoast Energy                             -             8.9                -            11.2
Enbridge Energy Partners dilution gain               -               -              9.2             6.1
                                                   ---           -----            -----           -----
                                                   7.1            16.1             31.8            37.7
Writedown of Enbridge Midcoast Energy assets         -           (76.3)               -           (76.3)
                                                   ---           -----            -----           -----
                                                   7.1           (60.2)            31.8           (38.6)
                                                   ===           -----            =====           =====

o Higher earnings from EEP are due to the acquisition of the Enbridge Midcoast Energy assets in October 2002.
o Feeder Pipelines and Other reflect lower earnings from Frontier as a result of lower tolls and volumes as well as higher costs on the Toledo System.
o In each year, EEP issued additional common units. Enbridge did not participate in these offerings, resulting in dilution gains.

--------------------------------------------------------------------------------
GAS DISTRIBUTION AND SERVICES
--------------------------------------------------------------------------------

                                                 Three months ended              Nine months ended
(millions of Canadian dollars)                     September 30,                   September 30,
------------------------------                  --------------------           --------------------
                                                2003            2002           2003            2002
                                                ----            ----           ----            ----
Enbridge Gas Distribution                        2.8            (2.0)          171.5          108.8
Noverco                                          0.6             1.3            22.6           24.6
CustomerWorks/ECS                                4.5             2.5            13.3            8.0
Enbridge Gas New Brunswick                       1.3             0.4             3.4            2.4
Aux Sable                                       (1.6)           (0.9)           (8.2)          (3.4)
Other Gas Distribution Operations                0.3             1.0             7.6            6.8
Gas Services                                    (0.6)           (4.4)           (1.2)          (9.8)
Other                                           (1.0)            0.2             0.2           (0.1)
                                                ----            ----           -----          -----
                                                 6.3            (1.9)          209.2          137.3
                                                ====            ====           =====          =====

o Higher earnings in 2003 are attributable to the colder than normal weather experienced in the Enbridge Gas Distribution franchise area, amounting to $44.2 million. During the comparative nine months of 2002, weather was warmer than normal, resulting in a $29.4 million reduction in earnings. In 2003, degree days, which are used as a measure of coldness, were 19.3% greater than 2002 and 13.8% greater than the forecast based on normal weather.

(millions of Canadian dollars)                   Three months ended              Nine months ended
except number of degree days)                       September 30,                   September 30,
------------------------------                  --------------------           --------------------
                                                2003            2002           2003            2002
                                                ----            ----           ----            ----
Actual degree days                              801              851           4,007           3,358
Forecast degree days based on normal weather    714              699           3,521           3,631
Earnings increase/(decrease) due to weather     2.5             10.0            44.2           (29.4)

o The positive effect of weather in the current year is offset in part by a $7.1 million regulatory disallowance related to long-term transportation contracts recognized in the first quarter of 2003. The improved earnings in the third quarter of 2003 include the positive effect of the 2003 rate settlement and a decrease in operating and maintenance expenses. Operating and maintenance expenses were higher in the first and second quarters as a result of colder than normal weather and the timing of expenditures.
o The main component of CustomerWorks/ECS earnings in 2003 is the contribution from CustomerWorks. The primary operations of Enbridge Commercial Services (ECS) were rebundled in Enbridge Gas Distribution at the end of 2002. In 2002, earnings from CustomerWorks were affected by activity levels, including customer service calls, which were lower due to warmer weather. In 2003, earnings are based on a fixed fee assuming normal activity and reflect growth in the CustomerWorks customer base.
o The loss from Aux Sable reflects the combined effect of higher natural gas prices and lower ethane prices, most significantly during the second quarter. The results from Aux Sable in 2003 also reflect the increase in ownership interest from 21.4% to 42.7% offset by lower depreciation as the acquisition of the additional interest was at a discount to the book value.
o The loss of $1.2 million for Gas Services in 2003 is an improvement of $8.6 million from the same period last year. The improvement is due primarily to the commencement of fee-based gas service management contracts with certain U.S.-based companies in late 2002 and increased demand for natural gas and associated transmission service, reducing merchant capacity losses on Alliance and Vector.

--------------------------------------------------------------------------------
INTERNATIONAL
--------------------------------------------------------------------------------

                                                 Three months ended              Nine months ended
(millions of Canadian dollars)                     September 30,                   September 30,
------------------------------                  --------------------           --------------------
                                                2003            2002           2003            2002
                                                ----            ----           ----            ----
OCENSA/CITCol                                    8.1             9.8           24.0            28.1
CLH                                             11.4             7.6           32.5            23.9
Jose Terminal and Other                         (1.6)           (1.0)          (4.4)           (1.6)
                                                ----            ----           ----            ----
                                                17.9            16.4           52.1            50.4
                                                ====            ====           ====            ====

o Earnings from OCENSA/CITCol decreased due to lower incentive earnings from CITCol, consistent with prior quarters.
o Operating results from CLH reflect increased volumes and the impact of the stronger Euro, partially offset by a reduction in marine fleet revenues due to the scheduled retirement of certain ships.
o As a result of a breach of the Jose Terminal operating agreement by PDVSA, the Venezuelan state oil company, the SWEC Partnership has filed a notice of contract termination and has filed for international arbitration, as provided for in the operating agreement. The Company ceased recognition of earnings commencing February 1, 2003. Other is primarily administration and business development costs and the results of the Technology business.

--------------------------------------------------------------------------------
CORPORATE
--------------------------------------------------------------------------------
Corporate costs total $48.6 million for the nine months ended September 30, 2003 compared to $31.8 million for the same period in 2002. The 2002 results included a $17.8 million after-tax gain on the sale of marketable securities. For the three months ended September 30, 2003, corporate costs are $19.0 million compared to $19.9 million for the same period in 2002.


Enbridge will hold a conference call at 2:15 p.m. Mountain time (4:15 p.m. Eastern time) today to discuss the third quarter results. The call can be accessed at 1-800-375-9259 and will be broadcast live on the Internet at WWW.ENBRIDGE.COM/INVESTOR. A replay will be available shortly thereafter at 1-800-408-3053 using the access code 1488876#..

The interim financial statements and MD&A are available on Enbridge's website.

--------------------------------------------------------------------------------

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company's website at www.enbridge.com.
--------------------------------------------------------------------------------


When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

ENBRIDGE CONTACTS:
MEDIA                                      INVESTMENT COMMUNITY
Jim Rennie                                 Colin Gruending
(403) 231-3931                             (403) 231-5919
E-mail: jim.rennie@enbridge.com            E-mail: colin.gruending@enbridge.com

ENBRIDGE INC.
MANAGEMENT'S DISCUSSION & ANALYSIS
SEPTEMBER 30, 2003

This discussion should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. as at and for the three and nine months ended September 30, 2003.

--------------------------------------------------------------------------------
CONSOLIDATED EARNINGS/(LOSS)
--------------------------------------------------------------------------------

                                            Three Months Ended                 Nine Months ended
(millions of Canadian dollars)                 September 30,                      September 30,
------------------------------          --------------------------        --------------------------
                                         2003                 2002         2003                 2002
                                        -----                -----        -----                -----
Energy Transportation North              78.4                 61.7        395.4                182.9
Energy Transportation South               7.1                (60.2)        31.8                (38.6)
Gas Distribution and Services             6.3                 (1.9)       209.2                137.3
International                            17.9                 16.4         52.1                 50.4
Corporate                               (19.0)               (19.9)       (48.6)               (31.8)
                                        -----                -----        -----                -----
                                         90.7                 (3.9)       639.9                300.2
Discontinued Operations                     -                    -            -                242.3
                                        -----                -----        -----                -----
                                         90.7                 (3.9)       639.9                542.5
                                        =====                =====        =====                =====

Earnings applicable to common shareholders are $639.9 million for the nine months ended September 30, 2003, or $3.87 per share, compared with $542.5 million, or $3.42 per share, for the comparable nine months of 2002.

Earnings applicable to common shareholders for the three months ended September 30, 2003 are $90.7 million, or $0.54 per share, compared with a loss of $3.9 million, or $0.03 per share, for the three months ended September 30, 2002.

Significant factors and variances affecting consolidated earnings are as follows:
o Energy Transportation North includes a $169.1 million after-tax gain on the sale of assets to Enbridge Income Fund (EIF) recorded in the second quarter of 2003.
o Energy Transportation South included a $76.3 million after-tax writedown of the Enbridge Midcoast Energy assets recorded in the third quarter of 2002.
o Energy Transportation South includes a $9.2 million dilution gain on an Enbridge Energy Partners, L.P. (EEP) unit issuance in the second quarter of 2003, whereas the prior year included a $6.1 million dilution gain in the first quarter.
o Gas Distribution and Services includes the positive effect of colder than normal weather of $44.2 million in 2003, including $2.5 million in the third quarter. In the nine months ended September 30, 2002, warm weather negatively affected earnings by $29.4 million; however, during the third quarter the weather was colder, which increased earnings by $10.0 million. The positive weather effect in 2003 is partially offset by a $7.1 million regulatory disallowance related to a prior year and recorded in the first quarter of 2003.

o Corporate included a $17.8 million after-tax gain on a sale of marketable securities recorded in the first quarter of 2002.
o The second quarter of each year includes the effect of the Alberta 0.5% tax rate reductions. The 2003 results also include the effect of a higher federal future tax rate since federal surtax will apply when large corporations tax is eliminated. These tax rate changes result in a $7.1 million net charge to earnings in the second quarter of 2003 compared with a net recovery of $1.4 million in the comparable period of the prior year.
o Discontinued operations included a $240.0 million after-tax gain on the sale of the retail energy services business in 2002.

Operating factors that enhance earnings in 2003 include the additional ownership interest in Alliance, Terrace Phase III, which was placed into service April 1, 2003, improved results from gas service activities and higher earnings from EEP and CLH of Spain. These positive factors are partially offset by the absence of earnings from Enbridge Midcoast Energy, sold in October 2002 to an affiliate of Enbridge, and an increased loss from Aux Sable.


RECENT DEVELOPMENTS

SPEARHEAD PIPELINE
In September 2003, Enbridge closed the previously announced acquisition of a 90% interest in the Cushing to Chicago pipeline system from BP pipelines North America Inc. For US$122 million. Of the total purchase price, US$57 million was paid on the date of acquisition. The remaining us$65 million will be paid, at the option of enbridge, prior to the reversal of the flow of the primarily inactive pipeline but no later than December 31, 2004. Construction to reverse the flow will commence when shipper support is confirmed and is expected to be complete by January 1, 2005 at a cost of approximately US$20 million. Upon reversal, this pipeline will provide Canadian producers with the ability to transport Canadian crude oil south from Chicago to Cushing.

VECTOR PIPELINE
On October 1, 2003, Enbridge closed the acquisition of an additional 15% interest in the Vector Pipeline from Duke Energy for US$72.5 million including the assumption of Duke's US$45.6 million partner loan to Vector. Enbridge now has a 60% interest in the Vector Pipeline and shares joint control with DTE Energy which owns the remaining 40%.

OUTLOOK
On October 10, 2003, the Company received a written decision from the Ontario Energy Board (OEB) in respect of the Enbridge Gas Distribution Inc. (Enbridge
Gas) fiscal 2004 rate application. Rates in 2004 will increase 1.8% above 2003 rates. The decision includes a 50/50 sharing mechanism with ratepayers should Enbridge Gas exceed the benchmark return on equity of 9.69% on a weather normalized basis. A decision on the hearings with respect to operation and maintenance expense outsourcing and the review of the OEB formula for setting return on equity remain outstanding, pending a decision by the OEB, and it is uncertain as to how these decisions will impact 2004 rates.

The Company has previously provided guidance for full year 2003 earnings per common share of $2.80 - $2.90, excluding significant non-recurring factors. The Company affirms full year 2003 earnings per common share guidance in the lower half of that range.

FINANCIAL RESULTS

ENERGY TRANSPORTATION NORTH
--------------------------------------------------------------------------------
EARNINGS
--------------------------------------------------------------------------------

                                                      Three Months ended                Nine Months ended
(millions of Canadian dollars)                           September 30,                    September 30,
------------------------------                   --------------------------        --------------------------
                                                  2003                 2002         2003                 2002
                                                 -----                -----        -----                -----
Enbridge System                                   43.2                 33.9        113.5                102.2
Athabasca System                                  12.1                 11.1         35.2                 30.6
NW System                                          2.1                  2.7          6.2                  7.1
Saskatchewan System                                 -                   1.6          3.1                  4.9
Alliance Pipeline (US)                             9.3                  4.5         27.0                 13.8
Alliance Pipeline (Canada)                          -                   4.7         19.6                 15.2
Vector Pipeline                                    1.7                  2.6          6.0                  5.0
Enbridge Income Fund                               7.5                    -           7.5                   -
Other                                              2.5                  0.6          8.2                  4.1
                                                  ----                 ----        -----                -----
                                                  78.4                 61.7        226.3                182.9
Gain on sale of assets to Enbridge Income Fund      -                     -        169.1                    -
                                                  ----                 ----        -----                -----
                                                  78.4                 61.7        395.4                182.9
                                                  ====                 ====        =====                =====

Earnings are $395.4 million for the nine months ended September 30, 2003, an increase of $212.5 million over the same period in 2002. The results include a $169.1 million after-tax gain on the sale of the Saskatchewan System and the 50% interest in Alliance Pipeline (Canada) to EIF, effective June 30, 2003. The results also reflect higher earnings from the Enbridge System, Athabasca System, Alliance Pipeline and Vector Pipeline.

Enbridge System earnings include incremental earnings from Terrace as Phase III was placed into service on April 1, 2003. To a lesser degree, the timing of operating and maintenance expenses also favourably impacted earnings in the third quarter of 2003.

Higher earnings from the Athabasca System are primarily the result of the completion of additional facilities and tankage.

Alliance Pipeline (US) earnings reflect the additional ownership interests of 15.7% acquired in the fourth quarter of 2002, 1.1% in March 2003 and 11.8% in April 2003, of which 1.1% is expected to close in the fourth quarter of 2003.

Vector earnings for the nine months ended September 30, 2003 reflect increased volumes due to both colder than normal weather in eastern Canada and higher storage injections. This increase is offset in part by the cumulative effect of a change in depreciable life from 20 to 25 years in accordance with FERC guidelines which was recorded in the third quarter of 2002.

EIF commenced operations July 1, 2003 and the earnings from this investment more than offset the 2002 third quarter earnings from the Saskatchewan System and Alliance Pipeline

(Canada), which are now included in EIF. However, the interest in Alliance Pipeline (Canada) was only 21.4% in 2002 and had increased to 50% prior to the disposition to EIF.

Earnings for the three months ended September 30, 2003 are $78.4 million, an increase of $16.7 million from the same period last year. The three month results include the incremental earnings from Terrace Phase III and higher earnings from Alliance Pipeline (US) resulting from the increased ownership interest. To a lesser degree, the timing of operating and maintenance expenses on the Enbridge System also favourably impacted earnings in the third quarter of 2003. Earnings for the third quarter of 2003 also include the results of EIF, offset by the absence of earnings from the Saskatchewan System and Alliance Canada which were sold to EIF.

ENERGY TRANSPORTATION SOUTH
--------------------------------------------------------------------------------
EARNINGS/(LOSS)
--------------------------------------------------------------------------------

                                                       Three Months ended                          Nine Months ended
(millions of Canadian dollars)                           September 30,                               September 30,
------------------------------                -----------------------------------        ------------------------------------
                                              2003                           2002         2003                           2002
                                              ----                          -----        -----                          -----
Enbridge Energy Partners                       6.0                            4.5         19.7                           13.3
Feeder Pipelines and Other                     1.1                            2.7          2.9                            7.1
Enbridge Midcoast Energy                         -                            8.9            -                           11.2
Enbridge Energy Partners dilution gain           -                              -          9.2                            6.1
                                               ---                          -----        -----                          -----
                                               7.1                           16.1         31.8                           37.7
Writedown of Enbridge Midcoast Energy assets     -                          (76.3)           -                          (76.3)
                                               ---                          -----        -----                          -----
                                               7.1                          (60.2)        31.8                          (38.6)
                                               ===                          =====        =====                          =====

Earnings are $31.8 million for the first nine months of 2003, compared with a loss of $38.6 million for the same period of 2002. Included in the 2002 results was a $76.3 million writedown of the Enbridge Midcoast Energy assets which were sold to EEP in October 2002. The current year results reflect higher earnings from EEP due to the acquisition of the Enbridge Midcoast Energy assets in October 2002.

Feeder Pipelines and Other reflect lower earnings from Frontier as a result of lower tolls and volumes as well as higher costs on the Toledo System.

In each year, EEP issued additional common units. Enbridge did not participate in these offerings, resulting in dilution gains.

For the three months ended September 30, 2003, earnings are $7.1 million compared with a loss of $60.2 million for the same period in 2002. The three month results reflect similar factors as the nine month results.

GAS DISTRIBUTION AND SERVICES
--------------------------------------------------------------------------------
EARNINGS/(LOSS)
--------------------------------------------------------------------------------

                                                Three Months ended               Nine Months ended
(millions of Canadian dollars)                     September 30,                   September 30,
------------------------------              -----------------------         -------------------------
                                            2003               2002         2003                2002
                                            ----               ----         -----               -----
Enbridge Gas Distribution                    2.8               (2.0)        171.5               108.8
Noverco                                      0.6                1.3          22.6                24.6
CustomerWorks/ECS                            4.5                2.5          13.3                 8.0
Enbridge Gas New Brunswick                   1.3                0.4           3.4                 2.4
Aux Sable                                   (1.6)              (0.9)         (8.2)               (3.4)
Other Gas Distribution Operations            0.3                1.0           7.6                 6.8
Gas Services                                (0.6)              (4.4)         (1.2)               (9.8)
Other                                       (1.0)               0.2           0.2                (0.1)
                                            ----               ----         -----               -----
                                             6.3               (1.9)        209.2               137.3
                                            ====               ====         =====               =====

Earnings are $209.2 million for the nine months ended September 30, 2003, compared with $137.3 million for the nine months ended September 30, 2002. Higher earnings in 2003 are attributable to the colder than normal weather experienced in the Enbridge Gas Distribution franchise area, amounting to $44.2 million. During the comparative nine months of 2002, weather was warmer than normal, resulting in a $29.4 million reduction in earnings. In 2003, degree days, which are used as a measure of coldness, were 19.3% greater than 2002 and 13.8% greater than the forecast based on normal weather.

(millions of Canadian dollars                          Three Months ended            Nine Months ended
except number of degree days)                            September 30,                  September 30,
-----------------------------                     ------------------------        ------------------------
                                                  2003                2002         2003               2002
                                                  ----               -----        -----              -----
Actual degree days                                 801                 851        4,007              3,358
Forecast degree days based on normal weather       714                 699        3,521              3,631
Earnings increase/(decrease) due to weather        2.5                10.0         44.2              (29.4)

The positive effect of weather in the current year is offset in part by a $7.1 million regulatory disallowance related to long-term transportation contracts recognized in the first quarter of 2003. The improved earnings in the third quarter of 2003 include the positive effect of the 2003 rate settlement and a decrease in operating and maintenance expenses. Operating and maintenance expenses were higher in the first and second quarters as a result of colder than normal weather and the timing of expenditures.

The main component of CustomerWorks/ECS earnings in 2003 is the contribution from CustomerWorks. The primary operations of Enbridge Commercial Services (ECS) were rebundled in Enbridge Gas Distribution at the end of 2002. In 2002, earnings from CustomerWorks were affected by activity levels, including customer service calls, which were lower due to warmer weather. In 2003, earnings are based on a fixed fee assuming normal activity and reflect growth in the CustomerWorks customer base.

The loss from Aux Sable reflects the combined effect of higher natural gas prices and lower ethane prices, most significantly during the second quarter. The results from Aux Sable in 2003 also reflect the increase in ownership interest from 21.4% to 42.7% offset by lower depreciation as the acquisition of the additional interest was at a discount to the book value.

The loss of $1.2 million for Gas Services in 2003 is an improvement of $8.6 million from the same period last year. The improvement is due primarily to the commencement of fee-based gas service management contracts with certain U.S.-based companies in late 2002 and increased demand for natural gas and associated transmission service, reducing merchant capacity losses on Alliance and Vector.

For the three months ended September 30, 2003 earnings are $6.3 million, an increase of $8.2 million from the same period last year. The weather in the third quarter, while colder than normal, was warmer than the same period in 2002. The improved earnings in the third quarter of 2003 include the positive effect of the 2003 rate settlement and decreasing operating and maintenance expenses. Operating and maintenance expenses were higher in the first and second quarters as a result of colder than normal weather and the timing of expenditures.

The improvement in Gas Services and CustomerWorks/ECS during the third quarter of 2003 reflects similar factors to those described for the nine months of 2003.

Due to the seasonal nature of energy distribution operations, quarterly earnings are not indicative of full year results.

INTERNATIONAL
--------------------------------------------------------------------------------
EARNINGS
--------------------------------------------------------------------------------

                                         Three Months ended                Nine Months ended
(millions of Canadian dollars)             September 30,                     September 30,
------------------------------        -----------------------         -------------------------
                                      2003               2002         2003                 2002
                                      ----               ----         ----                 ----
OCENSA/CITCol                          8.1                9.8         24.0                 28.1
CLH                                   11.4                7.6         32.5                 23.9
Jose Terminal and Other               (1.6)              (1.0)        (4.4)                (1.6)
                                      ----               ----         ----                 ----
                                      17.9               16.4         52.1                 50.4
                                      ====               ====         ====                 ====

Earnings are $52.1 million for the nine months ended September 30, 2003, compared with $50.4 million for the same period in 2002 and reflect the following factors.

Earnings from OCENSA/CITCol decreased due to lower incentive earnings from CITCol, consistent with prior quarters.

Operating results from CLH reflect increased volumes and the impact of the stronger Euro, partially offset by a reduction in marine fleet revenues due to the scheduled retirement of certain ships.

As a result of a breach of the Jose Terminal operating agreement by PDVSA, the Venezuelan state oil company, the SWEC Partnership has filed a notice of contract termination and has filed for international arbitration, as provided for in the operating agreement. The Company ceased recognition of earnings commencing February 1, 2003. Other is primarily administration and business development costs and the results of the Technology business.

For the three months ended September 30, 2003, earnings are $17.9 million and are $1.5 million higher than earnings of $16.4 million for the three months ended September 30, 2002. The three month results reflect an increase in earnings from CLH due to increased volumes and the impact of the stronger Euro. Offsetting this positive effect are lower incentive earnings from CITCol and the contract termination at the Jose Terminal.

CORPORATE
Corporate costs total $48.6 million for the nine months ended September 30, 2003 compared with $31.8 million for the same period in 2002. The 2002 results included a $17.8 million after-tax gain on the sale of marketable securities. For the three months ended September 30, 2003, corporate costs are $19.0 million compared with $19.9 million for the same period in 2002.

LIQUIDITY AND CAPITAL RESOURCES
Significant transactions in 2003 include the receipt of cash proceeds of $353.5 million from the sale of the Saskatchewan System and the 50% interest in Alliance Canada to EIF. The Company also received $434.5 million when affiliate financing due to Enbridge was reduced as EEP completed a public offering of common units as well as a private offering of senior notes. Both of these transactions occurred during the second quarter of 2003. Investing and financing activity in the third quarter of 2003 is comparable to the prior year comparative period with the exception of the Spearhead acquisition and the common shares issued in the prior year.

The Company expects to generate sufficient cash from operations to fund budgeted investing activity and common share dividends throughout the remainder of 2003.

Cash from operations reflects fluctuations due to the higher gas prices and distribution volumes of the Enbridge Gas Distribution business. Temporary differences between accounting and taxable income driven by changes in gas costs to be settled with ratepayers have increased the amount of future income taxes in 2003. The significant variance in operating assets and liabilities is due to an increase in accounts receivable resulting from higher gas costs pending recovery from ratepayers as well as higher equal billing plan balances.

Investing activities in 2003 primarily consist of additions to property, plant and equipment at Enbridge Gas Distribution as well as an additional investment in the Alliance pipeline, which closed in April 2003, and the acquisition of the Spearhead Pipeline. Activities in 2002 were more significant and included the acquisition of the Northeast Texas assets and the 25% equity investment in CLH, both during the first three months of the year. Additions to property, plant and equipment were also higher in 2002 due to the inclusion of Enbridge Midcoast Energy and Athabasca System construction activity. Proceeds from the sale of assets in both 2003 and 2002 have more than offset the cash used for investing activities. These proceeds have been used to reduce debt levels pending future deployment.

Financing activities in both years reflect the payment of common share dividends. Additionally, debt has been reduced using significant cash proceeds from the disposition of assets and the repayment of the loan from affiliate during the second quarter of 2003. The Company also completed an issue of preferred securities in February 2002 and common shares in September 2002.

On October 30, 2003, the Enbridge Board of Directors declared quarterly dividends of $0.415 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on December 1, 2003 to shareholders of record on November 14, 2003.


When used in this report, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

ENBRIDGE INC.
HIGHLIGHTS(1)
--------------------------------------------------------------------------------

                                                                  Three Months ended            Nine Months ended
                                                                    September 30,                 September 30,
(unaudited; millions of Canadian dollars,                      ----------------------       --------------------------
except per share amounts)                                      2003              2002        2003                2002
-----------------------------------------                     -----            ------       ------              ------
FINANCIAL
    Earnings/(Loss) Applicable to Common Shareholders
       Energy Transportation North                             78.4              61.7         395.4              182.9
       Energy Transportation South                              7.1             (60.2)         31.8              (38.6)
       Gas Distribution and Services                            6.3              (1.9)        209.2              137.3
       International                                           17.9              16.4          52.1               50.4
       Corporate                                              (19.0)            (19.9)        (48.6)             (31.8)
                                                              -----             -----        ------              -----
       Continuing operations                                   90.7              (3.9)        639.9              300.2
       Discontinued operations                                   -                  -             -              242.3
                                                              -----             -----        ------              -----
                                                               90.7              (3.9)        639.9              542.5
                                                              =====             =====        ======              =====
    Cash Provided By Operating Activities
       Earnings plus charges/(credits) not affecting cash     209.1             250.6         832.2              693.0
       Changes in operating assets and liabilities            (60.6)             16.3        (235.3)             193.2
       Cash provided by operating activities of
           discontinued operations                                -                 -             -               28.6
                                                              -----             -----        ------              -----
                                                              148.5             266.9         596.9              914.8
                                                              =====             =====        ======              =====
    Common Share Dividends                                     71.2              62.3         212.6              186.5
    Per Common Share Amounts
       Earnings/(Loss) from continuing operations              0.54             (0.03)         3.87               1.89
       Earnings from discontinued operations                      -                 -             -               1.53
                                                              -----             -----        ------              -----
                                                               0.54             (0.03)         3.87               3.42
                                                              =====             =====        ======              =====
    Dividends per Common Share                                0.415             0.380         1.245              1.140
                                                              =====             =====        ======              =====
    Weighted Average Common Shares Outstanding (millions)                                     165.2              158.9
                                                              =====             =====        ======              =====
OPERATING
    Energy Transportation(2)
       Deliveries (thousands of barrels per day)              2,114             2,063         2,063              2,066
       Barrel miles (billions)                                  178               173           522                522
       Average haul (miles)                                     916               909           926                926
    Gas Distribution and Services(3)
       Volumes (billion cubic feet)                              93                99           412                363
       Number of active customers (thousands)                 1,675             1,618         1,675              1,618
       Degree day deficiency(4)
           Actual                                               801               851         4,007              3,358
           Forecast based on normal weather                     714               699         3,521              3,631
                                                              =====             =====        ======              =====

1. Highlights of Gas Distribution and Services reflect the results of Enbridge Gas Distribution and other gas distribution operations on a one quarter lag basis for the three and nine months ended June 30, 2003 and 2002.
2. Energy Transportation operating highlights include the statistics of the 13.2% owned Lakehead System and other wholly-owned liquid pipeline operations.
3. Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4. Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                          Three Months ended             Nine Months ended
                                                                            September 30,                 September 30,
(unaudited; millions of Canadian dollars;                             ----------------------         -----------------------
except per share amounts)                                                2003           2002            2003           2002
-----------------------------------------                             -------        -------         -------         -------
Revenues
     Gas sales                                                          682.0          778.9         2,628.7         2,627.8
     Transportation                                                     329.9          308.9         1,209.2         1,049.5
     Energy services                                                     56.2           82.5           163.1           212.7
                                                                      -------        -------         -------         -------
                                                                      1,068.1        1,170.3         4,001.0         3,890.0
                                                                      -------        -------         -------         -------
Expenses
     Gas costs                                                          597.1          683.8         2,300.7         2,285.9
     Operating and administrative                                       180.9          240.4           577.1           663.2
     Depreciation                                                       107.4           98.1           334.0           303.4
     Writedown of assets held for sale                                      -          117.4               -           117.4
                                                                      -------        -------         -------         -------
                                                                        885.4        1,139.7         3,211.8         3,369.9
                                                                      -------        -------         -------         -------
Operating Income                                                        182.7           30.6           789.2           520.1
Investment and Other Income                                              49.0           69.6           154.5           215.2
Gain on Sale of Assets to Enbridge Income Fund                              -              -           239.9               -
Interest Expense                                                       (108.5)        (106.8)         (337.1)         (320.8)
                                                                      -------        -------         -------         -------
                                                                        123.2           (6.6)          846.5           414.5
Income Taxes                                                            (24.1)          11.3          (181.4)          (89.5)
                                                                      -------        -------         -------         -------
Earnings from Continuing Operations                                      99.1            4.7           665.1           325.0
Earnings from Discontinued Operations                                       -              -               -           242.3
                                                                      -------        -------         -------         -------
Earnings                                                                 99.1            4.7           665.1           567.3
Preferred Security Distributions                                         (6.7)          (6.9)          (20.1)          (19.6)
Preferred Share Dividends                                                (1.7)          (1.7)           (5.1)           (5.2)
                                                                      -------        -------         -------         -------
Earnings/(Loss) Applicable to Common Shareholders                        90.7           (3.9)          639.9           542.5
                                                                      =======        =======         =======         =======
Earnings/(Loss) Applicable to Common Shareholders
     Continuing Operations                                               90.7           (3.9)          639.9           300.2
     Discontinued Operations                                                -              -               -           242.3
                                                                      -------        -------         -------         -------
                                                                         90.7           (3.9)          639.9           542.5
                                                                      =======        =======         =======         =======
Earnings/(Loss) Per Common Share
     Continuing Operations                                               0.54          (0.03)           3.87            1.89
     Discontinued Operations                                                -              -               -            1.53
                                                                      -------        -------         -------         -------
                                                                         0.54          (0.03)           3.87            3.42
                                                                      =======        =======         =======         =======
Diluted Earnings/(Loss) Per Common Share
     Continuing Operations                                               0.53          (0.03)           3.84            1.87
     Discontinued Operations                                                -              -               -            1.51
                                                                      -------        -------         -------         -------
                                                                         0.53          (0.03)           3.84            3.38
                                                                      =======        =======         =======         =======

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
--------------------------------------------------------------------------------

                                                                                     Nine Months ended
                                                                                       September 30,
                                                                                 --------------------------
(unaudited; millions of Canadian dollars)                                         2003                2002
-----------------------------------------                                        -------            -------
Retained Earnings at Beginning of Period                                         1,128.1              812.3
Earnings Applicable to Common Shareholders                                         639.9              542.5
Common Share Dividends                                                            (212.6)            (186.5)
Preferred Securities Issue Costs                                                       -               (4.2)
Effect of Change in Accounting for Stock-based Compensation                            -               (5.4)
                                                                                 -------            -------
Retained Earnings at End of Period                                               1,555.4            1,158.7
                                                                                 =======            =======


See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                       Three Months ended               Nine Months ended
                                                                          September 30,                    September 30,
                                                                     ----------------------         -------------------------
(unaudited; millions of Canadian dollars)                             2003             2002          2003               2002
-----------------------------------------                           ------           ------         ------            -------
Cash Provided By Operating Activities
    Earnings from continuing operations                               99.1              4.7          665.1              325.0
    Charges/(credits) not affecting cash
       Depreciation                                                  107.4             98.1          334.0              303.4
       Equity earnings less than/(in excess of) cash distributions    (9.6)             7.7          (42.6)             (22.1)
       Gain on assets sold  to Enbridge Income Fund                      -                -         (239.9)                 -
       Gain on reduction of ownership interest                           -                -          (19.2)             (10.0)
       Writedown of assets held for sale                                 -            117.4              -              117.4
       Gain on sale of securities                                        -                -              -              (21.4)
       Future income taxes                                             4.6             41.0          128.1               48.4
       Other                                                           7.6            (18.3)           6.7              (47.7)
    Changes in operating assets and liabilities                      (60.6)            16.3         (235.3)             193.2
    Cash provided by operating activities of
       discontinued operations                                           -                -              -               28.6
                                                                    ------           ------         ------           --------
                                                                     148.5            266.9          596.9              914.8
                                                                    ------           ------         ------           --------
Investing Activities
    Additions to property, plant and equipment                       (96.3)          (156.3)        (271.9)            (542.0)
    Long-term investments                                             (2.1)           (14.7)         (47.8)            (463.5)
    Acquisition of Spearhead Pipeline                                (78.3)               -          (78.3)                 -
    Proceeds on redemption of ECT preferred units                     24.9                -           24.9                  -
    Sale of assets to Enbridge Income Fund                               -                -          331.2                  -
    Disposition of Energy Services business                              -                -              -              993.3
    Asset acquisition                                                    -                -              -             (289.3)
    Changes in construction payable                                    1.0              3.3           (4.3)             (12.2)
    Loans to affiliate                                                (3.7)            (0.2)         430.8              222.3
    Sale of securities                                                   -                -              -              110.5
    Other                                                                -             11.8              -               15.9
                                                                    ------           ------         ------           --------
                                                                    (154.5)          (156.1)         384.6               35.0
                                                                    ------           ------         ------           --------
Financing Activities
    Net change in short-term borrowings
       and short-term debt                                            28.4           (206.3)        (437.9)          (1,035.6)
    Long-term debt issues                                                -                -          150.0              247.4
    Long-term debt repayments                                       (100.0)               -         (325.0)            (257.7)
    Non-recourse long-term debt issued by joint ventures                 -                -          525.6                  -
    Non-recourse long-term debt repaid by joint ventures              (9.8)               -         (663.8)                 -
    Non-controlling interests                                         (1.3)            (1.4)          (3.2)              (3.7)
    Preferred securities issued                                          -                -              -              193.5
    Common shares issued                                              25.5            258.2           54.5              289.6
    Preferred security distributions                                  (6.7)            (6.9)         (20.1)             (19.6)
    Preferred share dividends                                         (1.7)            (1.7)          (5.1)              (5.2)
    Common share dividends                                           (71.2)           (62.3)        (212.6)            (186.5)
                                                                    ------           ------         ------           --------
                                                                    (136.8)           (20.4)        (937.6)            (777.8)
                                                                    ------           ------         ------           --------
Increase/(Decrease) in Cash                                         (142.8)            90.4           43.9              172.0
Cash at Beginning of Period                                          227.4            155.6           40.7               74.0
                                                                    ------           ------         ------           --------
Cash at End of Period                                                 84.6            246.0           84.6              246.0
                                                                    ======           ======         ======           ========


See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
--------------------------------------------------------------------------------

                                                                                 September 30,        December 31,
(millions of Canadian dollars)                                                       2003                 2002
------------------------------                                                   ------------         -----------
                                                                                 (unaudited)           (audited)
ASSETS
Current Assets
    Cash                                                                              84.6                 40.7
    Accounts receivable and other                                                    955.9                817.5
    Gas in storage                                                                   516.2                583.8
                                                                                  --------             --------
                                                                                   1,556.7              1,442.0
Property, Plant and Equipment, net                                                 8,070.1              6,947.6
Long-Term Investments                                                              2,777.3              3,371.5
Receivable from Affiliate                                                            175.5                701.5
Deferred Amounts                                                                     407.5                315.8
Future Income Taxes                                                                  123.4                209.0
                                                                                  --------             --------

                                                                                  13,110.5             12,987.4
                                                                                  ========             ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Short-term borrowings                                                            328.7                247.5
    Accounts payable and other                                                       574.5                714.1
    Interest payable                                                                  76.7                102.6
    Current maturities and short-term debt                                           281.4                652.3
    Future income taxes                                                               54.4                    -
                                                                                  --------             --------
                                                                                   1,315.7              1,716.5
Long-Term Debt                                                                     6,307.9              6,040.3
Future Income Taxes                                                                  711.9                837.4
Non-Controlling Interests                                                            529.8                560.8
                                                                                  --------             --------
                                                                                   8,865.3              9,155.0
Shareholders' Equity
    Share capital
       Preferred securities                                                          532.7                533.7
       Preferred shares                                                              125.0                125.0
       Common shares                                                               2,223.6              2,169.0
    Retained earnings                                                              1,555.4              1,128.1
    Foreign currency translation adjustment                                          (55.8)                12.3
    Reciprocal shareholding                                                         (135.7)              (135.7)
                                                                                  --------             --------
                                                                                   4,245.2              3,832.4
                                                                                  --------             --------
Contingency (Note 6)
                                                                                  13,110.5             12,987.4
                                                                                  ========             ========

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.'s 2002 Annual Report. These interim financial statements follow the same accounting policies and methods of application as those included in the 2002 Annual Report.

Earnings for interim periods may not be indicative of results for the fiscal year due to weather and other factors. Certain reclassifications have been made to the prior period financial statements to conform to the current year's presentation.

1.       SEGMENTED INFORMATION
(millions of Canadian dollars)
THREE MONTHS ENDED SEPTEMBER 30, 2003

                                                        ENERGY
                                                    TRANSPORTATION           GAS
                                                 --------------------    DISTRIBUTION
                                                 NORTH          SOUTH    AND SERVICES  INTERNATIONAL   CORPORATE     CONSOLIDATED
                                                 -----          -----    ------------  -------------   ---------     ------------
REVENUES                                         244.1           9.0        807.9          7.1              -          1,068.1
GAS COSTS                                            -             -       (597.1)           -              -           (597.1)
OPERATING AND ADMINISTRATIVE                     (70.1)         (5.5)       (94.0)        (9.1)          (2.2)          (180.9)
DEPRECIATION                                     (44.9)         (1.6)       (59.6)        (0.5)          (0.8)          (107.4)
                                                 -----          ----       ------         ----          -----          -------
OPERATING INCOME/(LOSS)                          129.1           1.9         57.2         (2.5)          (3.0)           182.7
INVESTMENT AND OTHER INCOME/(EXPENSE)             16.8          10.5         (2.2)        20.4            3.5             49.0
INTEREST AND PREFERRED EQUITY CHARGES            (38.9)            -        (39.2)        (0.1)         (38.7)          (116.9)
INCOME TAXES                                     (28.6)         (5.3)        (9.5)         0.1           19.2            (24.1)
                                                 -----          ----       ------         ----          -----          -------
EARNINGS/(LOSS) APPLICABLE
  TO COMMON SHAREHOLDERS                          78.4           7.1          6.3         17.9          (19.0)            90.7
                                                 =====          ====       ======         ====          =====          =======

Three months ended September 30, 2002

                                                        Energy
                                                    Transportation           Gas
                                                 --------------------    Distribution
                                                 North          South    and Services  International   Corporate     Consolidated
                                                 -----          -----    ------------  -------------   ---------     ------------
Revenues                                        188.7            403.4         571.4          6.7           0.1         1,170.3
Gas costs                                           -           (333.1)       (350.7)           -             -          (683.8)
Operating and administrative                    (71.3)           (40.8)       (121.2)        (4.3)         (2.8)         (240.4)
Depreciation                                    (35.4)            (2.2)        (58.7)        (0.9)         (0.9)          (98.1)
Writedown of assets held for sale                   -           (117.4)            -            -             -          (117.4)
                                                -----           ------        ------         ----         -----          ------
Operating income/(loss)                          82.0            (90.1)         40.8          1.5          (3.6)           30.6
Investment and other income                      19.7              8.5           0.9         16.8          23.7            69.6
Interest and preferred equity charges           (23.9)            (8.4)        (38.6)        (0.9)        (43.6)         (115.4)
Income taxes                                    (16.1)            29.8          (5.0)        (1.0)          3.6            11.3
                                                -----           ------        ------         ----         -----          ------
Earnings/(loss) applicable
  to common shareholders                         61.7            (60.2)         (1.9)        16.4         (19.9)           (3.9)
                                                =====           ======        ======         ====         =====          ======

NINE MONTHS ENDED SEPTEMBER 30, 2003

                                                        ENERGY
                                                    TRANSPORTATION            GAS
                                                ----------------------    DISTRIBUTION
                                                NORTH            SOUTH    AND SERVICES  INTERNATIONAL   CORPORATE     CONSOLIDATED
                                                -----            -----    ------------  -------------   ---------     ------------
REVENUES                                        729.8             26.3       3,230.5           14.4             -        4,001.0
GAS COSTS                                           -                -      (2,300.7)             -             -       (2,300.7)
OPERATING AND ADMINISTRATIVE                   (221.0)           (16.2)       (309.6)         (17.7)        (12.6)        (577.1)
DEPRECIATION                                   (146.3)            (5.0)       (178.7)          (1.6)         (2.4)        (334.0)
                                               ------            -----       -------          -----        ------        -------
OPERATING INCOME/(LOSS)                         362.5              5.1         441.5           (4.9)        (15.0)         789.2
INVESTMENT AND OTHER INCOME/(EXPENSE)            56.3             53.6          25.9           56.1         (37.4)         154.5
GAIN ON SALE OF ASSETS                          239.9                -             -              -             -          239.9
INTEREST AND PREFERRED EQUITY CHARGES          (117.6)            (0.1)       (121.1)          (0.5)       (123.0)        (362.3)
INCOME TAXES                                   (145.7)           (26.8)       (137.1)           1.4         126.8         (181.4)
                                               ------            -----       -------          -----        ------        -------
EARNINGS/(LOSS) APPLICABLE
  TO COMMON SHAREHOLDERS                        395.4             31.8         209.2           52.1         (48.6)         639.9
                                               ======            =====       =======          =====        ======        =======


Nine months ended September 30, 2002

                                                        Energy
                                                    Transportation           Gas
                                                 --------------------    Distribution
                                                 North          South    and Services  International   Corporate     Consolidated
                                                 -----          -----    ------------  -------------   ---------     ------------
Revenues                                         559.2        1,174.8      2,136.1         19.8           0.1          3,890.0
Gas costs                                            -         (982.0)    (1,303.9)           -             -         (2,285.9)
Operating and administrative                    (198.4)        (113.7)      (330.2)       (11.4)         (9.5)          (663.2)
Depreciation                                    (104.3)         (23.2)      (171.2)        (2.1)         (2.6)          (303.4)
Writedown of assets held for sale                    -         (117.4)           -            -             -           (117.4)
                                                ------        -------      -------        -----        ------         --------
Operating income/(loss)                          256.5          (61.5)       330.8          6.3         (12.0)           520.1
Investment and other income                       57.3           31.5         23.1         46.0          57.3            215.2
Interest and preferred equity charges            (74.2)         (26.0)      (124.0)        (0.9)       (120.5)          (345.6)
Income taxes                                     (56.7)          17.4        (92.6)        (1.0)         43.4            (89.5)
                                                ------        -------      -------        -----        ------         --------
Earnings/(loss) from
   continuing operations                         182.9          (38.6)       137.3         50.4         (31.8)           300.2
                                                ======        =======      =======        =====        ======
Earnings from discontinued operations                                                                                    242.3
                                                                                                                      --------
Earnings applicable to common shareholders                                                                               542.5
                                                                                                                      ========

Segmented information has been restated to reflect the changes in management responsibilities, effective in the first quarter of 2003.

2.       STOCK-BASED COMPENSATION

The Company accounts for the issuance of options as capital transactions when the options are exercised. A maximum of 15 million shares are reserved for issuance under the Incentive Stock Option Plan (2002). During the nine months ended September 30, 2003, 1.0 million (2002 -- 1.8 million) fixed stock options were issued at a weighted average exercise price of $41.65 (2002 -- $44.91). The weighted average grant-date fair value of the fixed stock options granted during the nine months ended September 30, 2003 was $8.46 (2002 - $11.42) for each option granted. Outstanding stock options expire over a period no later than February 6, 2013. If the Company had used the fair-value based method to account for stock-based compensation, earnings and earnings per share would have been as follows.

                                                                  Three months ended                Nine months ended
                                                                     September 30,                     September 30,
                                                                 --------------------             ----------------------
(millions of Canadian dollars except per share amounts)          2003            2002             2003             2002
-------------------------------------------------------          ----           -----             -----            -----
Earnings/(Loss) applicable to common shareholders
As reported                                                      90.7            (3.9)            639.9            542.5
Stock-based compensation expense                                  1.3             0.8               3.3              1.9
                                                                 ----           -----             -----            -----
Pro forma earnings                                               89.4            (4.7)            636.6            540.6
                                                                 ====           =====             =====            =====

Earnings/(Loss) per share
    As reported                                                  0.54           (0.03)             3.87             3.42
                                                                 ====           =====             =====            =====
    Pro forma                                                    0.53           (0.03)             3.85             3.41
                                                                 ====           =====             =====            =====

1. Pro forma earnings and earnings per share reflect options granted subsequent to January 1, 2002, the date of adoption of the standard on stock-based compensation. Stock-based compensation expense is recognized over the four year vesting period for fixed stock options and the five year vesting period for performance-based stock options based on the fair value determined on the date of grant.

2. The Black-Scholes model was used to calculate the fair value of the fixed stock options. Significant assumptions include a risk-free interest rate of 5.235% (2002 -- 5.332%), expected volatility of 22% (2002 -- 25%), an expected life of 8 years (2002 -- 10 years) and an expected dividend yield of 3.95% (2002 -- 3.51%).

3.       ACQUISITION

In September 2003, the Company acquired 90% of the outstanding shares of CCPS Transportation L.L.C., owner of the Cushing to Chicago Pipeline System, for US$122 million. Of the total purchase price, US$57 million was paid on the date of acquisition. Payment of the remaining US$65 million depends upon completion of reversal of the flow of the pipeline and must be paid no later than December 31, 2004 to allow reversal to proceed. The acquisition was accounted for using the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The amount paid was allocated to property, plant and equipment.

4.       FORMATION OF ENBRIDGE INCOME FUND AND RELATED ASSET SALES

On June 30, 2003, the Company formed the Enbridge Income Fund (EIF), an unincorporated open-ended trust established under the laws of Alberta. Concurrent with the closing of the public offering, the Company subscribed for 14,500,000 subordinated trust units of EIF, representing a 45.3% common equity interest in EIF. Enbridge also subscribed for 40,648,750 preferred units of Enbridge Commercial Trust (ECT), a direct subsidiary of EIF.

On July 10, 2003, the underwriters exercised their over-allotment option to purchase an additional 2,625,000 trust units which reduced the Company's common equity interest to 41.9%. The proceeds from this transaction were used to redeem 2,625,000 preferred units held by Enbridge.

On formation, EIF acquired the Company's 50% interest in the Canadian segment of the Alliance Pipeline together with its 100% interest in Enbridge Pipelines (Saskatchewan) Inc. for total proceeds of $905.0 million before working capital adjustments of $20.6 million and transaction costs of $0.2 million. The Company recorded an after-tax gain on the sale of $169.1 million. Enbridge's net investment in Alliance Canada was $333.6 million at December 31, 2002 and was classified as a long-term investment. The net assets of Enbridge Pipelines (Saskatchewan) Inc. consist primarily of property, plant and equipment and comprised $86.5 million of Enbridge Inc.'s total property, plant and equipment balance at December 31, 2002.

The Company's $145.0 million initial investment in subordinated units of EIF was offset by a $145.0 million unrecognized gain resulting in a book value of nil. The unrecognized gain is being amortized into income over the life of the underlying assets of EIF and is included as a component of equity earnings. In addition, a decrease in the Company's equity ownership of EIF will result in a portion of the unrecognized gain being realized. Since the equity investment was recorded on inception as nil cash distributions in excess of equity earnings are recorded as a deferred credit. A portion of the deferred credit will be recorded as income concurrent with a reduction of the Company's equity interest in EIF. The fair value of Enbridge's EIF trust units at the September 30, 2003 closing price of $11.75 per unit is $170.4 million.

The Company's 38 million preferred units are accounted for as a $380.2 million cost investment at September 30, 2003.

5.       JOINT VENTURE

Alliance Pipeline Canada, Alliance Pipeline U.S., Aux Sable, and Alliance Canada Marketing, have been jointly controlled with Fort Chicago Energy Partners LP since April 1, 2003. The Company's proportionate share of earnings, cash flows and financial position related to these entities is summarized below, with the exception of Alliance Pipeline Canada. The Company's 50% interest in Alliance Pipeline Canada was sold effective June 30, 2003.

                                                                          THREE MONTHS ENDED       NINE MONTHS ENDED
(millions of Canadian dollars)                                            SEPTEMBER 30, 2003      SEPTEMBER 30, 2003
------------------------------                                            ------------------      ------------------
Earnings
    Revenues                                                                     120.3                   288.8
    Gas sales                                                                    (64.4)                 (127.9)
    Operating and administrative                                                 (18.4)                  (51.1)
    Depreciation                                                                 (11.1)                  (41.6)
    Interest expense                                                             (13.1)                  (41.3)
    Investment and other income                                                    0.6                     1.7
    Income taxes                                                                   0.5                     0.9
                                                                                 -----                  ------
    Proportionate share of net earnings                                           14.4                    29.5
                                                                                 =====                  ======
Cash Flows
    Cash provided by operations                                                   56.5                    78.6
    Cash provided by investing activities                                         12.5                    10.4
    Cash used in financing activities                                            (29.2)                 (181.1)
                                                                                 -----                  ------
    Proportionate share of increase/(decrease) in cash                            39.8                   (92.1)
                                                                                 =====                  ======

                                                                                                               AS AT
                                                                                                         SEPTEMBER 30, 2003
                                                                                                         ------------------
Financial Position
    Current assets                                                                                              92.5
    Property, plant and equipment, net                                                                       1,136.5
    Other long-term assets                                                                                     118.3
    Current liabilities                                                                                       (112.6)
    Long-term debt                                                                                            (720.1)
    Other long-term liabilities                                                                                (48.6)
                                                                                                             -------
    Proportionate share of net assets                                                                          466.0
                                                                                                             =======

Included in the Company's proportionate share of cash from joint ventures is $27.4 million cash in trust. The use of this cash is restricted.

The Company's proportionate share of property, plant and equipment includes $1,029.3 million, which primarily relates to pipeline in service and $107.2 million related to the Aux Sable plant. The pipeline is being depreciated on a 25-year straight-line basis and the plant assets are being depreciated straight-line over a 30-year period.

The Company's proportionate share of joint venture debt is noted below. This debt is non-recourse to Enbridge as security provided by the joint ventures is limited to the rights and assets of the individual joint venture and does not extend to the rights and assets of Enbridge, except to the extent of Enbridge's investment.

                                                                                                   AS AT
(millions of Canadian dollars)                                                              SEPTEMBER 30, 2003
------------------------------                                                              ------------------
Credit Facilities                                                                                   16.9
Senior Notes:
    7.770% due 2015                                                                                188.3
    6.996% due 2019                                                                                208.9
    7.877% due 2025                                                                                132.2
    4.591% due 2025                                                                                196.6
Obligations under capital leases                                                                     8.7
                                                                                                   -----
                                                                                                   751.6
Less current portion of long-term debt                                                             (31.5)
                                                                                                   -----
                                                                                                   720.1
                                                                                                   =====

The Senior Notes may be redeemed by Alliance Pipeline U.S. at any time, at a price equal to the outstanding principal plus accrued but unpaid interest and a make-whole premium. Alliance Pipeline U.S. may be required to redeem the Senior Notes in whole or in part from proceeds received under insurance claims for damages if the proceeds are not applied to repair or rebuild the Alliance pipeline system.

Interest on the Senior Notes is payable semi-annually. Principal repayments commenced June 30, 2001 on the 6.996% Senior Notes, December 31, 2001 on the 7.770% Senior Notes, June 30, 2003 on the 4.591% Senior Notes and commence June 30, 2019 on the 7.877% Senior Notes. Principal repayments are due semi-annually thereafter in each instance and are closely tied to the recovery rates for capital depreciation and deferred income taxes contained in the transportation agreements.


6.       CONTINGENCY

As previously disclosed, the remediation of discontinued manufactured gas plant sites may result in future costs to Enbridge Gas Distribution Inc. (Enbridge
Gas). In October 2002, a claim was filed for $55 million in damages relating to a certain manufactured gas plant site. Enbridge Gas filed a statement of defence in June 2003 denying liability. Although management believes that it has a valid defence to this claim, certain risks exist. The probable overall cost cannot be determined at this time due to uncertainty about the presence and extent of damage in addition to the potential alternative remediation approaches which vary in cost. Enbridge Gas expects that costs, if any, not recovered through insurance would be recovered through rates. As such, management does not believe that the outcome will have a material impact on the financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION
================================================================================

                                                                                      Number of Shares
                                                                                      ----------------
Common Shares -- issued and outstanding                                                  171,536,770
(voting equity shares)

Preference Shares, Series A                                                                5,000,000
(non-voting equity shares)

Total issued and outstanding stock options                                                 6,584,936
(3,350,611 vested)


The Company has a Shareholder Rights plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

Supplementary information as at October 20, 2003.